# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL ELECTRONICS INC, CIK 0000101984
CUSIP: 913483103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SUITE H300, SCOTTSDALE, Arizona (AZ), 85254
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0001193805-23-000935
Filed by CIK 0001970265
Persons authorized to receive notices and communications: IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- TORO 18 HOLDINGS LLC (CIK 0001970265): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,544,647; sole dispositive power 0; shared dispositive power 1,544,647; aggregate amount beneficially owned 1,544,647 (11.8% of the class)
- IMMERSION CORP (CIK 0001058811): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,544,647; sole dispositive power 0; shared dispositive power 1,544,647; aggregate amount beneficially owned 1,544,647 (11.8% of the class)
- MARTIN WILLIAM C (CIK 0001205885): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,544,647; sole dispositive power 0; shared dispositive power 1,544,647; aggregate amount beneficially owned 1,544,647 (11.8% of the class)
- Singer Eric (CIK 0001443284): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 12,407; shared voting power 1,544,647; sole dispositive power 12,407; shared dispositive power 1,544,647; aggregate amount beneficially owned 1,557,054 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: UNIVERSAL ELECTRONICS INC
Address of issuer's principal executive offices: 15147 N SCOTTSDALE RD, SUITE H300, SCOTTSDALE, Arizona (AZ), 85254

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Toro 18 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,544,647 Shares directly beneficially owned by Toro 18 is approximately $14,090,624, including brokerage commissions.

The 12,407 Shares beneficially owned directly by Mr. Singer, which includes 6,004 Shares underlying restricted stock units ("RSUs") that will vest within 60 days of the date hereof, were awarded to him in connection with his service as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

In connection with that certain Cooperation Agreement, dated December 21, 2023, by and among the Reporting Persons and the Issuer (the "Cooperation Agreement"), effective April 15, 2025, the Issuer has appointed John Mutch, a designee of the Reporting Persons, to the Board to serve as a Class II director of the Board with a term expiring at the Issuer's 2026 annual meeting of stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,145,083 Shares outstanding, as of April 7, 2025, which is the total number of Shares outstanding as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 14, 2025.

A. Toro 18
As of the close of business on April 17, 2025, Toro 18 directly beneficially owned 1,544,647 Shares.
Percentage: Approximately 11.8%

B. Immersion
As the sole member of Toro 18, Immersion may be deemed to beneficially own the 1,544,647 Shares owned by Toro 18.
Percentage: Approximately 11.8%

C. Mr. Martin
As the Chief Strategy Officer of Toro, Mr. Martin may be deemed to beneficially own the 1,544,647 Shares owned by Toro 18.
Percentage: Approximately 11.8%

D. Mr. Singer
As of the close of business on April 17, 2025, Mr. Singer directly beneficially owned 12,407 Shares, including 6,004 Shares underlying RSUs that will vest within 60 days of the date hereof. In addition, As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 1,544,647 Shares owned by Toro 18.
Percentage: Approximately 11.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Toro 18
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,544,647
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,544,647

B. Immersion
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,544,647
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,544,647

C. Mr. Martin
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,544,647
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,544,647

D. Mr. Singer
1. Sole power to vote or direct vote: 12,407
2. Shared power to vote or direct vote: 1,544,647
3. Sole power to dispose or direct the disposition: 12,407
4. Shared power to dispose or direct the disposition: 1,544,647

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days: On April 1, 2025, Mr. Singer received 1,250 Shares upon the vesting of certain RSUs that were awarded to him in his capacity as a director of the Issuer. Other than the foregoing transaction, none of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 13, 2024, Mr. Singer was awarded 6,004 RSUs as supplemental director compensation in connection with his service as a director of the Issuer, each of which represents the contingent right to receive one Share. The RSUs cliff vest on the earlier date of the Issuer's next annual meeting of stockholders, which is scheduled to be held on May 27, 2025, or June 30, 2025.

On July 1, 2024, Mr. Singer was awarded 5,000 RSUs in connection with his service as a director of the Issuer, each of which represents a contingent right to receive one Share. The RSUs vest and are paid quarterly over a period ending July 1, 2025. 1,250 RSUs remain unvested and will not vest within 60 days of the date hereof.

## Signatures
- TORO 18 HOLDINGS LLC: /s/ Eric Singer, Eric Singer, President and CEO (04/17/2025)
- IMMERSION CORP: /s/ Eric Singer, Eric Singer, President, CEO and Chairman (04/17/2025)
- MARTIN WILLIAM C: /s/ William C. Martin, William C. Martin (04/17/2025)
- Singer Eric: /s/ Eric Singer, Eric Singer (04/17/2025)